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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                DOVE AUDIO, INC.
                                ----------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                        (Title of Class of Securities)

                                   259901 10 6
                                 --------------
                                 (CUSIP Number)

                             Jonathan L. Awner, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                        One S.E. Third Avenue, Suite 2800
                         Miami, FL 33131 (305) 374-5600
                 -----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 February, 5, 1997
                                 -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



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(1)      Name of Reporting Person.  S.S. or I.R.S.          Norton Herrick
         Identification No. of Above Person

(2)      Check the Appropriate Box if                       (a)
         a Member of a Group (See Instructions)             (b)

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)                 PF

(5)      Check if Disclosure of Legal
         Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization               United States

Number of Shares           (7)   Sole Voting Power          375,000
     Beneficially
     Owned by Each         (8)   Shared Voting Power        -0-
     Reporting
     Person With           (9)   Sole Dispositive Power     375,000

                           (10)  Shared Dispositive Power   -0-

(11)     Aggregate Amount Beneficially                      375,000
         owned by Each Reporting Person

(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions)

(13)     Percent of Class Represented                       6.8%
         by Amount in Row (11)

(14)     Type of Reporting Person (See Instructions)        IN



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         The reporting person listed on the cover page to this Schedule 13D hereby makes the following statement pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations promulgated thereunder.


ITEM 1.      SECURITY AND ISSUER.

         This statement relates to the acquisition of beneficial ownership of the common stock, par value $.01 per share (the "Common Stock"), of Dove Audio, Inc., a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 8955 Beverly Boulevard, West Hollywood, California 90048.


ITEM 2.      IDENTITY AND BACKGROUND.

         This statement is being filed by Mr. Norton Herrick ("Mr. Herrick") whose business address is 2295 Corporate Boulevard, N.W., Suite 222, Boca Raton, Florida 33431. Mr. Herrick is Chairman and Chief Executive Officer of The Herrick Company, which is a diversified holding company and management firm for Mr. Herrick's real estate and corporate investments, headquartered at 2295 Corporate Boulevard, N.W., Suite 222, Boca Raton, Florida 33431.

         Mr. Herrick is a citizen of the United States. Mr. Herrick has not, during the last five years, (a) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On December 21, 1995, Mr. Herrick acquired warrants to purchase 187,500 shares of Common Stock at an exercise price of $12.00 per share (the "Warrants"). The Warrants were acquired in connection with the acquisition of 187,500 shares of Common Stock from the Issuer (which shares have subsequently been sold by Mr. Herrick) for an aggregate purchase price of $1,500,000. The Warrants are exercisable at any time from September 14, 1996 until December 21, 2000. The form of Warrant is incorporated herein by reference as described in
Item 7 hereof and the description of the terms of the Warrant set forth herein is qualified in its entirety by such form of Warrant.

         On February 5, 1997, Mr. Herrick acquired 187,500 shares of Common Stock (the "Shares") at 2 21/32 per share on the open market.


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         Mr. Herrick used personal funds in making his purchases of the Shares and Warrants. Mr. Herrick's source of funds for the exercise of the Warrants is undetermined as of the date hereof, but most likely will come from personal funds.


ITEM 4.      PURPOSE OF TRANSACTION.

         Mr. Herrick has acquired the Shares and Warrants for investment purposes, and except as described below, Mr. Herrick has no plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a)-(j) of Schedule 13D.

         The Issuer has granted to Whale Securities Co., L.P. ("Whale Securities") the right to designate a nominee for election either as a member of or a non-voting advisor to the Board of Directors of the Issuer. The Issuer has agreed to use its best efforts to cause such nominee to be elected and continued in office as a director or advisor until December 21, 1997. Whale Securities has agreed to either (i) assign to Mr. Herrick its right to nominate a person to be elected to the Board of Directors of the Issuer or (ii) not to exercise such right without the prior approval of Mr. Herrick.


ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) As of February 5, 1997, Mr. Herrick may be deemed to beneficially own 375,000 shares of Common Stock (which includes 187,500 shares of Common Stock issuable upon exercise of the Warrants), representing approximately 6.8% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 5,313,240 shares of Common Stock issued and outstanding as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, plus the 187,500 shares of Common Stock issuable upon exercise of the Warrants that Mr. Herrick may be deemed to beneficially own and which are deemed outstanding for purposes of this computation). Mr. Herrick has the sole power to vote and dispose of all of the 375,000 shares of Common Stock which he may be deemed to beneficially own as described above.

         (c) Except as described herein and below, Mr. Herrick has not affected any transactions in any securities of the Issuer during the past sixty days:

                          (i) On December 17, 1996, Mr. Herrick sold 187,500
                  shares of Common Stock at $1.50 per share on the open market.




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ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
             RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described herein, Mr. Herrick is not a party to any contract, arrangement, understanding or relationship with the Issuer or any other person with respect to any securities of the Issuer.

         Pursuant to a Registration Rights Agreement, dated as of December 14, 1995 (the "Registration Rights Agreement"), between the Issuer and Mr. Herrick, the Issuer has filed with the Securities and Exchange Commission, a registration statement under the Securities Act of 1933, as amended, covering the shares Common Stock issued or issuable to Mr. Herrick upon exercise of the Warrants. The form of Registration Rights Agreement is incorporated herein by reference as described in Item 7 hereof and the description of the Registration Rights Agreement set forth herein is qualified in its entirety by such form of Registration Rights Agreement.


ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Form of Warrant (incorporated by reference to Issuer's Annual Report on Form 10-KSB for the year ended December 31,
                  1995).

Exhibit 2: Form of Registration Rights Agreement (incorporated by reference to Issuer's Annual Report on Form 10-KSB for the year ended December 31, 1995).





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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED:  February 10, 1997                                /s/ Norton Herrick
                                                       -----------------------
                                                          NORTON HERRICK


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